April 17, 2017

Via EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3561

RE:     First Data Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-11073

Dear Ms. Collins:

On behalf of First Data Corporation (the Company), I am providing the following responses to the comments contained in your letter dated April 10, 2017 regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Global Business Solutions Segment results, page 38

1.
You state that decreases in hardware sales impacted North American revenue during 2016, and that equipment sales drove increase in North American revenue during 2015. Please consider disclosing key indicators relating to the volume of units sold, if material, to explain the variance in your product revenues.

The Company has considered the requirements of Codification of Financial Reporting Policies §501.04, Item 303(a) of Regulation S-K, and Section III.B of SEC Release No 33-8350 to disclose information necessary to understand changes in its financial condition and results of operations, including the causes and quantification, where reasonably practicable, of material changes to the line items as necessary to understand its business as a whole.
Within the MD&A section of its Form 10-K, the Company provided a quantitative analysis of the impact of hardware sales on its Global Business Solutions (GBS) 2016 and 2015 segment results. The Company also acknowledged that the volatility in hardware revenue was attributed to the adoption of Europay, Mastercard, and Visa (EMV) solutions resulting from an industry wide implementation of EMV capable terminal devices during 2015.
The Company believes that it properly conveyed the impact of hardware revenue volatility on its GBS's segment results of operations by quantifying the dollar impact of changes in hardware revenue on overall growth rates and also by describing the drivers of such changes. Moreover, we do not believe that providing information on the number of units sold would materially enhance investors’ understanding of the volatility. First, the number of units sold is often not highly correlated to hardware revenue due to changes in the mix of products sold. Second, revenue from equipment sales and leases represented less than 15% of GBS's segment revenue in both 2016 and 2015. The Company, however, acknowledges the Staff's comment and confirms that in future filings, it will continue to look for opportunities to incorporate additional key business indicators that would be useful to its investors.
Income Taxes, page 44

2.
You disclose that your global effective tax rate differs from the statutory rates, in part as a result of the mix of foreign income. Please provide expanded disclosures of the impact that changes in the mix of foreign income has had on your effective tax rate and specifically explain the relationship between the foreign and domestic effective tax rates in greater detail. In this regard, it appears that separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, disclose this information and include a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No 33-8350.

The Company's mix of income impact is driven by the mix of income between the U.S. versus foreign jurisdictions. The table below reflects the Company's actual tax amounts being relatively consistent but the effective tax rate showing significant swings because of the change in U.S. pre-tax income (loss). To enhance its discussion further, in its 2017 Form 10-K filing, the Company will provide expanded disclosures similar to the following:

"Pre-tax income (loss) generated and the effective income tax rate in domestic and foreign jurisdictions for the years ended December 2016, 2015 and 2014 are as follows:

	Year Ended December 31,
	2016			2015			2014
(in millions)	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Pre-tax income (loss)	$492	$249	$741	$(1,332)	$165	$(1,167)	$(378)	$195	$(183)
Income tax expense	40	41	81	21	80	101	38	44	82
Effective income tax rate	8%	16%	11%	(2%)	48%	(9%)	(10%)	23%	(45%)
The significant jurisdictions comprising the Company's foreign income tax expense are Argentina, Brazil, Ireland and the UK. Effective income tax rates in its significant jurisdictions vary from local statutory rates due to valuation allowances and tax contingencies impacting certain jurisdictions. Given the significance of the pre-tax income (loss) in the U.S. compared to foreign jurisdictions, and the impact of the valuation allowance in the U.S. jurisdiction, the Company does not believe changes in the mix of income between its foreign jurisdictions will significantly impact the overall results of operations."
Adjusted Net Income, page 46

3.
Please provide us with a quantified breakdown of the individual items that comprise the “amortization and deferred fees” and “restructuring, impairment, litigation and other” line items in your adjusted net income reconciliation for each period presented. To the extent any individual items are material to adjusted net income, consider separately disclosing such amounts in the reconciliation or qualifying them in the footnotes to the reconciliation.

The following table provides the components of the Amortization of acquisition intangibles and deferred financing costs line item within its Adjusted Net Income reconciliation:

(in millions)	2016	2015
Amortization of acquisition intangibles	$405	$528
Deferred financing costs	17	51
Total (c)	$422	$579
In future filings, the Company will expand its footnote to specifically quantify deferred financing costs as follows:
“(c) Represents amortization of intangibles established in connection with the 2007 Merger and acquisitions we have made since 2007, excluding the percentage of our consolidated amortization of acquisition intangibles related to non-wholly owned consolidated alliances equal to the portion of such alliances owned by our alliance partners. This line also includes amortization related to deferred financing costs totaling $17 million and $51 million in 2016 and 2015, respectively.”

The following table provides the components of the Restructuring, impairment, litigation and other line items within its Adjusted Net Income reconciliation:

(in millions)	2016	2015
Restructuring	$49	$53
Intercompany loan translation foreign exchange (gain) loss	(19)	29
Litigation and customer settlements	5	24
Fees paid on debt modifications	29	—
KKR termination fee	—	78
Pension settlement loss	10	—
Other	(4)	6
Total	$70	$190
In future filings, the Company will separately disclose material items within its Adjusted Net Income reconciliation.
Liquidity and Capital Resources

Cash and Cash Equivalents, page 48

4.
You disclose that $206 million of cash and cash equivalents are unavailable for corporate purposes in the near term. Please expand your disclosure to discuss the reasons why and provide a brief description of the facts and circumstances that would make this cash available, if applicable.

In response to the Staff's comment, the Company proposes to include in the MD&A section of its future Form 10-Q and Form 10-K filings an enhanced disclosure similar to the following:

"As of December 31, 2016, there was approximately $206 million of cash and cash equivalents held by its international subsidiaries that was unavailable for U.S. general corporate purposes in the near term. A consolidated foreign joint venture held $134 million in cash and cash equivalents as of December 31, 2016. In order for this cash and cash equivalents to be available for general corporate purposes, the Company would need the joint ventures’ Board of Directors to declare a dividend. In addition, $10 million of the remaining unavailable cash and cash equivalents in the Company's international subsidiaries is held in countries that have currency controls, and $62 million is retained within the Company's international subsidiaries for their local operating requirements.”

Note 1. Summary of Significant Accounting Policies

New Accounting Guidance

Revenue Recognition, page 71

5.
You disclose that the new revenue standard could change the amount and timing of revenue and costs under certain arrangement types, but you have not completely determined what effect, if any, the new guidance will have on the financial statements and related disclosures. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Also, further describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

The Company acknowledges the importance of the disclosures required by ASC 250-10-S99-6 and SAB Topic 11.M. and their usefulness to readers in assessing future standards to be adopted and their impact, along with providing transparency regarding any significant remaining implementation matters to be addressed.

Since the issuance of ASC 606 and ASC 340-40 (collectively, the New Revenue Standard) in May 2014, the Company has been preparing for the adoption of the New Revenue Standard. In 2015, the Company performed a high-level adoption analysis, which included engaging a Big 4 accounting firm. Subsequent to that analysis, the Company has been monitoring the activity of the FASB and the Transition Resource Group as it relates to specific industry interpretive guidance and further overall interpretations and clarifications. Beginning in the second half of 2016, the Company began Phase I of its three-phase plan to complete its adoption and implementation of the New Revenue Standard. Phase I entailed activities such as the following:

•	Updated its high-level adoption analysis;

•	Reviewed the Company’s revenue streams and related costs;

•	Identified and reviewed representative contracts from significant revenue streams;

•	Identified potential accounting differences and documented key issues to be validated, quantified, and socialized during Phase II;

•	Established a plan for communicating implementation progress in accordance with ASC 250-10-S99-6 and SAB Topic 11.M; and

•	Communicated results to its Audit Committee.

To date, the Company has completed Phase I and has begun Phase II. Phase II will consist of the following activities to further determine the impact to the consolidated financial statements upon adoption and implementation of the New Revenue Standard:

•	Concluding on the Company's position for potential accounting treatment differences;

•	Quantifying the potential effects this guidance will have on its consolidated financial statement;

•	Identifying and documenting changes to the Company's accounting policies;

•	Expanding disclosures as required by the New Revenue Standard;

•
Identifying and addressing the impact the New Revenue Standard will have on business processes, systems and internal controls to support the recognition and disclosure requirements under the New Revenue Standard

•	Training the organization; and

•	Communicating results to its Audit Committee.

Phase III will complete the Company’s plan for adoption and implementation of the New Revenue Standard and will include activities such as the following:

•	Running parallel reporting for impacted areas under the New and Current Revenue Standard;

•	Recording all accounting adjustments that were identified in Phase II;

•	Evaluating and testing updated or newly implemented internal controls to ensure all processes are operating effectively including system modifications or upgrades; and

•	Revising the Company’s financial statement disclosures to address the qualitative and quantitative impact of adoption and additional expanded disclosures required by the New Revenue Standard.

Given the significance of the financial statement elements the New Revenue Standard impacts and the complexity associated with the New Revenue Standard, the Company has been engaged in relevant implementation discussions with industry peers through shared forums to address comparability within the industry, where applicable.

The Company intends to continue to expand its SAB Topic 11.M. disclosures for the New Revenue Standard as it progresses to adoption. The Company will further expand its disclosure related to the New Revenue Standard in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2017 within "New Accounting Guidance” as follows:

"In May 2014, the Financial Accounting Standards Board (FASB) issued guidance that requires companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in an exchange for those goods or services. It also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively, and improves guidance for multiple-element arrangements. The FASB has subsequently issued several amendments to the standard, including clarification on accounting for licenses identifying performance obligations, and principal versus agent consideration (Reporting Revenue Gross vs Net).

Since the issuance of ASC 606 and ASC 340-40 (collectively, the New Revenue Standard) in May 2014, the Company has been preparing for the adoption of the New Revenue Standard. The Company has been monitoring the activity of the FASB and the Transition Resource Group as it relates to specific industry interpretive guidance and further overall interpretations and clarifications.

Beginning in the second half of 2016, the Company began Phase I of its three-phase plan to complete its adoption of the New Revenue Standard. Phase I entailed activities such as completion of an accounting guidance gap analysis, reviewing significant revenue streams (and related costs) and representative contracts to determine the potential changes to its existing accounting policies. The Company has completed Phase I and has begun Phase II.

Phase II will further determine the impact of the adoption of the New Revenue Standard and will include activities such as validating and concluding on potential accounting guidance gaps from Phase I, quantifying the effects the New Revenue Standard will have on its consolidated financial statements, identifying and documenting changes to its accounting policies, expanding disclosures as required by the New Revenue Standard, and identifying and addressing the impact the New Revenue Standard will have on business processes, systems and internal controls to support the recognition and disclosure requirements.

Phase III will complete the Company’s adoption and implementation of the New Revenue Standard and will include activities such as running parallel reporting for impacted areas under the New and Current Revenue Standard, recording the accounting adjustments that were identified in Phase II, evaluating and testing modified and newly implemented internal controls over the New Revenue Standard, and revising the Company’s financial statements disclosures.

While the Company is still in the process of evaluating the full impact of the New Revenue Standard and related amendments on its consolidated financial statements and related disclosures, the Company has identified certain expected changes of the New Revenue Standard on its consolidated financial statements, and is in the process of quantifying the impact. These include items such as:

•
The capitalization of certain costs that are part of setting up a customer on the Company’s platforms and certain customer acquisition costs that meet the definition of incremental costs of obtaining a contract, both of which are currently recognized as an expense when incurred; and

•	Certain software license arrangements that are currently recognized over the term of the software arrangement may be recognized earlier.

The Company is also continuing to validate potential changes, which may be significant to the consolidated financial statements, such as:

•	Certain customer contractual arrangements with volume-based discounts which could result in a potential deferral of revenue;

•
Certain services revenue associated with programming activities that currently have standalone value and are recognized as work is performed may need to be deferred and recognized over the contract period; and

•
Principal versus agent conclusions (Reporting Revenue Gross vs Net), including interchange fees and assessments charged by credit card associations, network fees related to PIN-debit and PINless debit transactions and revenue-based commission payments to Independent Sales Organizations (ISOs) and sales channels.

The Company plans to adopt the New Revenue Standard, as well as other clarifications and technical guidance issued by the FASB related to this New Revenue Standard, on January 1, 2018, and the Company currently expects to apply the modified retrospective transition method. This would result in an adjustment to retained earnings for the cumulative effect, if any, of applying the New Revenue Standard to contracts in process as of the adoption date. Under this method, the Company would not restate the prior consolidated financial statements presented. However, the Company would include additional disclosures of the amount by which each financial statement line item is affected in the current reporting period during 2018, as compared to the guidance that was in effect before the change, and an explanation of the reasons for significant changes, if any."

If you have any questions related to this letter, please contact me at (212-515-3164) or Matthew Cagwin, Senior Vice President, Corporate Controller and Chief Accounting Officer at (404-890-2969).

Sincerely,

/s/ Himanshu Patel

Himanshu Patel
Chief Financial Officer